UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*
____________________________

Marrone Bio Innovations, Inc.
(Name of Issuer)

Common stock, $0.00001 par value per share
 (Title of Class of Securities)

57165B106
 (CUSIP Number)

June 11, 2014
 (Date of Event Which Requires Filing of this Statement)
____________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages
CUSIP No. 57165B106

1.	NAMES OF REPORTING PERSONS

Syngenta Ventures Pte. Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore
	5.	SOLE VOTING POWER

		1,071,270
	6.	SHARED VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	7.	SOLE DISPOSITIVE POWER
OWNED BY
EACH		1,071,270
REPORTING	8.	SHARED DISPOSITIVE POWER
PERSON WITH
		0
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,071,270
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.54%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*  This percentage is calculated based upon 23,607,001 shares of the issuer’s common stock outstanding as of March 31, 2014, as set forth in the issuer’s Prospectus filed with the Securities and Exchange Commission on June 6, 2014, after giving effect to the issuance and sale by the issuer of 3,900,000 shares of common stock pursuant to the offering described in such Prospectus, which closed on June 11, 2014.

Page 3 of 5 Pages
Item 1. (a)	Name of Issuer:

Marrone Bio Innovations, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2121 Second St. Suite A-107, Davis, CA 95618

Item 2. (a)	Name of Person Filing:

Syngenta Ventures Pte. Ltd.

(b)	Address of Principal Office or, if none, Residence:

1, Harbourfront Avenue #03-03, Keppel Bay Tower, Singapore 098632

(c)	Citizenship or Place of Organization:

Singapore

(d)	Title of Class of Securities:

Common stock

(e)	CUSIP Number:

57165B106

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); and

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Page 4 of 5 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned: 1,071,270

(b)	Percent of class: 4.54%*

*  This percentage is calculated based upon 23,607,001 shares of the issuer’s common stock outstanding as of March 31, 2014, as set forth in the issuer’s Prospectus filed with the Securities and Exchange Commission on June 6, 2014, after giving effect to the issuance and sale by the issuer of 3,900,000 shares of common stock pursuant to the offering described in such Prospectus, which closed on June 11, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,071,270

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,071,270

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2014

SYNGENTA VENTURES PTE. LTD.

By:	/s/ Alexander Steel
Name: Alexander Steel
Title: Director